UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Scopus Video Networks Ltd.
(Name of Issuer)

Ordinary Shares, Par Value NIS 1.40 Per Share (Title of class of securities)	M8260H 10 6 (CUSIP number)

Amir Philips
Optibase Ltd.
2 Gav Yam Center
7 Shenkar Street
Herzliya 46120, Israel
+972 (9) 970-9288
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications)

December 31, 2007
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13(d)-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the reminder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities and Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)
(Page 1 of 6 Pages)

CUSIP No. M8260H  10  6

1	NAME OF REPORTING PERSON: Optibase Ltd. I.R.S. IDENTIFICATION NO. OR ABOVE PERSON (ENTITIES ONLY):
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☒
3	SEC Use Only
4	SOURCE OF FUNDS: WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 3,725,223*
	8	SHARED VOTING POWER: 0
	9	SOLE DISPOSITIVE POWER: 3,725,223*
	10	SHARED DISPOSITIVE POWER: 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: 3,725,223*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 27.31%*
14	TYPE OF REPORTING PERSON: CO

* Not including 1,380,000 Ordinary Shares to be purchased pursuant to the Agreements (as defined below).

        The statement on Schedule 13D filed on January 18, 2007, relating to ordinary shares, par value NIS 1.40 per share (the “Ordinary Shares”) of Scopus Video Networks Ltd., a company organized under the laws of the State of Israel (the “Issuer”), as amended by Amendment No. 1 filed by the Reporting Person with the Securities and Exchange Commission (the “Commission”) on May 31, 2007 and by Amendment No. 2 filed by the Reporting Person with the Commission on September 6, 2007 (the statement on Schedule 13D, as amended, is referred to herein as “Schedule 13D”), is hereby further amended as set forth below by this Amendment No. 3 in connection, among others, with agreements, dated December 31, 2007 (the “Agreements”), entered into by the Reporting Person to purchase in the aggregate additional 1,380,000 Ordinary Shares (the “Shares”).

        Capitalized terms used herein and not otherwise defined herein shall have the respective meanings assigned to such terms in Schedule 13D.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of Schedule 13D is hereby amended by adding the following paragraph:

        The aggregate amount of funds to be used by Optibase in acquiring the Shares is $8,556,001 ($6.20 per share). The source of the funds to be used to purchase such shares is the working capital of Optibase.

Item 4.	Purpose of Transaction.

Item 4 of Schedule 13D is hereby amended and restated as follows:

        The Reporting Person purchased the Shares because it determined that such shares represent an investment opportunity. From June 2006 through October 2006, the Reporting Person held discussions with members of the Issuer’s management and board of directors to discuss a possible negotiated business transaction with the Issuer. Such discussions have been recently resumed and the Reporting Person reserves the right to continue discussions with the Issuer’s board of directors, management and/or representatives with respect to a possible negotiated asset transaction.

        The Reporting Person intends to monitor the Issuer’s business, operating results and financial position and depending on market conditions and its continuing evaluation of the business and prospects of the Issuer and other factors, the Reporting Person may dispose of or acquire additional securities of the Issuer.

        In addition, subject to applicable law, the Reporting Person specifically reserves the right to discuss with other shareholders and the Issuer matters that may be of common concern.

        Except as set forth in this Item 4, neither the Reporting Person nor, to the best knowledge of the Reporting Person, any of the persons set forth on Annex A, has any present plan or proposal that relates to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D. However, the Reporting Person specifically reserves the right to adopt and pursue one or more such plans, and to make such proposals, at any time and from time to time in the future.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is amended and restated as follows:

        (a) Optibase is the direct beneficial owner of 3,725,223 Ordinary Shares or approximately 27.31% of the outstanding Ordinary Shares of the Issuer (based on information provided by the Issuer, there were 13,642,253 Ordinary Shares outstanding as of August 27, 2007). Other than as described above, to the best knowledge of the Reporting Person, none of the persons set forth on Annex A beneficially owns any securities of the Issuer. Upon consummation of the transactions contemplated by the Agreements, Optibase will be the direct beneficial owner of 5,105,223 Ordinary shares or approximately 37.42% of the outstanding Ordinary Shares of the Issuer (based on information provided by the Issuer, there were 13,642,253 Ordinary Shares outstanding as of August 27, 2007).

        (b) Optibase has sole voting and dispositive power with respect 3,725,223 Ordinary Shares beneficially owned by it.

        (c) Other than the Agreements, the Reporting Person hasn’t effected any transaction in the Ordinary Shares during the past 60 days.

        (d) Not applicable.

        (e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities ofthe Issuer.

        Item 6 of the Schedule 13D is amended and restated as follows:

        Except as set forth here, there are no present contracts, arrangements, understandings or relationships (legal or otherwise) between Optibase, or, to the best knowledge of the Reporting Person, any of the persons set forth on Annex A, and any other person with respect to the securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangement, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to be Filed as Exhibits.

Item 7 of the Schedule 13D is amended and restated as follows:

Exhibit Number	Description

99.1	Letter dated May 31, 2007 from the Reporting Person to the Issuer*
99.2	Letter dated September 5, 2007 from the Reporting Person to the Issuer **
99.3	Agreement, dated December 31, 2007, by and between the Reporting Person and the funds identified in Schedule 1 thereto.
99.4	Agreement, dated December 31, 2007, by and between the Reporting Person and the funds identified in Schedule 1 thereto.
99.5	Agreement, dated December 31, 2007, by and between the Reporting Person and the funds identified in Schedule 1 thereto.

* Previously filed with Amendment No. 1.
** Previously filed with Amendment No. 2.

Signature

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

OPTIBASE LTD. By: /s/ Amir Philips —————————————— Amir Philips Chief Financial Officer January 2, 2008

ANNEX A

Controlling Persons, Executive Officers and Directors of Optibase Ltd.

Set forth below is the name, the present principal occupation or employment and citizenship of the controlling person and each director and executive officer of Optibase Ltd. (“Optibase”). Unless otherwise indicated, each person identified below is employed by Optibase. The principal address of Optibase, and unless otherwise indicated below, the current business address for each individual listed below, is 2 Gav Yam Center, 7 Shenkar Street, Herzliya 46120, Israel.

Name and Position with Optibase	Present Principal Occupation or Employment	Citizenship
Tom Wyler President, Chief Executive Officer and Executive Chairman of the Board of Directors Controlling person	President, Chief Executive Officer and Executive Chairman of the Board of Directors of Optibase	Switzerland
Amir Philips Chief Financial Officer	Chief Financial Officer of Optibase	Israel
David Sackstein Chief Technology Officer	Chief Technology Officer of Optibase	Israel
Yaron Comarov Vice President of Operations	Vice President of Operations of Optibase	Israel
Orna Gil-Bar Vice President of Human Resources	Vice President of Human Resources of Optibase	Israel
Meir Sudry Vice President of Professional Services and Projects	Vice President of Professional Services and Projects of Optibase	Israel
Udi Shani Executive Vice President of International Sales	Executive Vice President of International Sales of Optibase	Israel
Yossi Aloni Vice President of Marketing	President of Optibase Inc. and Vice President of Marketing of Optibase	Israel
Eli Sharon, Vice President of R&D	Vice President of R&D	Israel
Dana Tamir-Tavor Director	Chief Operations Officer of Comverse MMS, 29 Habarzel St., Tel Aviv 69710, Israel	Israel
Chaim Labenski Director	Private investor	Israel
Alex Hilman Director	Partner in Hilman & Co., 126 Igal Alon St., Tel Aviv 67443, Israel	Israel
Itzhak Wulkan Director	Independent entrepreneur	Israel